

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2011

Paul Gain
Chairman and Chief Executive Officer
Monster Offers
4056 Valle Del Sol
P.O. Box 1092
Bonsall, California 92003

> **Re: Monster Offers**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Form 10-K/A for the fiscal year ended December 31, 2009**
> **Form 10-Q for the quarterly period ended March 31, 2010**
> **Form 10-Q/A for the quarterly period ended March 31, 2010**
> **Form 10-Q for the quarterly period ended June 30, 2010**
> **Form 10-Q/A for the quarterly period ended June 30, 2010**
> **Form 8-K for the period August 30, 2010**
> **Form 8-K/A for the period August 30, 2010**
> **File No. 000-53266**

Dear Mr. Gain:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief